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                          April 11, 2023

       Sandra Wallach
       Chief Financial Officer
       Amprius Technologies, Inc.
       1180 Page Avenue
       Fremont, California 94538

                                                        Re: Amprius
Technologies, Inc.
                                                            Form S-1 filed on
April 5, 2023
                                                            File No. 333-271149

       Dear Sandra Wallach:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Austin March